

May 3, 2007

Room 7010

J. Kimo Esplin
Executive Vice President and Chief Financial Officer
Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108

> **Re:** **Huntsman Corporation**
> **Form 10-K for Year Ended December 31, 2006**
> **File No. 001-32427**

Dear Mr. Esplin:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year Ended December 31, 2006

Liquidity and Capital Resources, page 82

1.   Your liquidity discussion largely reiterates what is presented in the statement of cash flows with little explanation of the reason for increases and decreases. Please revise your discussion to address the reasons for the changes in operating assets and liabilities. For example, we note that your change in receivables has had a material impact on your operating cash flows. Please disclose your DSO for each period and explain any variances. Revise to provide expanded disclosure which will indicate the Company's ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350

Note 3. Discontinued Operations, page F-21

2.   With regard to the January 2007 sale of your Australian polyester resins assets, please tell us the carrying amount and classification of the assets and liabilities included in the sale to Nuplex on the balance sheet as of December 31, 2006, as well as the amount of expected gain or loss on the sale. Also, tell us your consideration of paragraphs 30-31 and 41-43 of SFAS 144, in determining that that this sale did not qualify for assets held for sale or discontinued operations presentation during the year ended December 31, 2006. As part of your response, please provide us with a timeline of events leading up to your agreement to sell these assets and a comprehensive description of the tolling agreement and how this agreement impacted your determination that discontinued operations presentation was not appropriate.

Note 20. Commitments and Contingencies, page F-64

3.   With regards to your Discoloration claims, we note your response letter dated May 31, 2006 to the Staff's letter dated May 1, 2006 which indicates that you expect to settle and pay the two remaining claims by the end of 2006. Your disclosure on page F-65 indicates that these two claims are still unresolved and the asserted damages are approximately $70 million. Please tell us the status of these claims at December 31, 2006, including how much you have accrued for these claims and when you anticipate settling and paying these claims.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief